

SEC

20003832

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2020

Washington, DC

SEC FILE NUMBER

8-46433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBS Retirement Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2850 Golf Road

(No. and Street)

Rolling Meadows	IL	60008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beth Marren O'Reilly 630.694.5174

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

155 N. Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Diana Butts _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GBS Retirement Services, Inc. _____ , as
of December _____, 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Jennifer Jaconette

Notary Public

State of Ohio

My Commission Expires

5-22-22

Jennifer Jaconette
Notary Public

_____
Signature

President & CCO
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

The Stockholder and Management of GBS Retirement Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2019, without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2020



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better
working world

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Stockholder and Management of GBS Retirement Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of GBS Retirement Services, Inc., (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether GBS Retirement Services, Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed

additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2020



Ernst & Young LLP   Tel: +1 312 879 2000
155 N Wacker Dr.   Fax: +1 312 879 4000
Chicago, IL 60606   ey.com

Building a better
working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2019, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated

whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Chicago, Illinois

February 27, 2020

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

GBS Retirement Services, Inc.
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2019

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and Management of GBS Retirement Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company) (a wholly owned subsidiary of Gallagher Benefit Services, Inc., which is a wholly owned subsidiary of Arthur J. Gallagher & Co.) as of December 31, 2019, the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated

whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2000, but we are unable to determine the specific year.

Chicago, Illinois

February 27, 2020

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$ 48,665,517
Investments, trading, at fair value	19,776
Interest receivable	2,338
Fees receivable	3,377,860
Commissions receivable	890,626
Fixed assets – at cost, less accumulated depreciation of $27,969	9,634
Other assets	169,199
	$ 53,134,950

Liabilities and stockholder's equity

Accounts payable – affiliates	$ 27,291,874
Income tax payable – current	707,342
Deferred tax liability, net	45,490
Other liabilities	479,482
	28,524,188

Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Gallagher Benefit Services, Inc.)	1,000
Capital in excess of par value	788,968
Retained earnings	23,820,794
	24,610,762
	$ 53,134,950

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Income

Year Ended December 31, 2019

Revenues		
Commissions	$	23,470,443
Fees		16,883,132
Investment income		637,326
		40,990,901
Expenses		
Professional fees		23,009,950
Salaries and employee benefits		1,302,644
Other operating expenses		6,118,641
Total expenses		30,431,235
Income before income taxes		10,559,666
Income tax expense:		
Current		2,559,032
Deferred		80,568
		2,639,600
Net income	$	7,920,066

See accompanying notes.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2019

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2019	$ 1,000	$ 788,968	$16,002,566	$16,792,534
Dividend paid to Gallagher Benefit Services, Inc.	–	–	(101,838)	(101,838)
Net income	–	–	7,920,066	7,920,066
Balance at December 31, 2019	$ 1,000	$ 788,968	$23,820,794	$24,610,762

See accompanying notes.

5

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2019

Operating activities

Net income	$ 7,920,066
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Deferred income taxes	80,568
Depreciation	11,003
Net cash flows from investments	3,204
Change in fees receivable	(259,326)
Change in commissions receivable	(508,931)
Change in amounts due to/from affiliates	(578,174)
Change in other assets	(16,958)
Change in interest receivable	873
Change in income taxes receivable from/payable to	
Arthur J. Gallagher & Co.	1,073,597
Change in other liabilities	(36,779)
Net cash provided by operating activities	7,689,143

Investing activities

Purchases of fixed assets	(7,553)
Net cash used in investing activities	(7,553)

Financing activities

Dividends paid to Gallagher Benefit Services, Inc.	(101,838)
Net cash used in financing activities	(101,838)

Net increase in cash and cash equivalents	7,579,752
Cash and cash equivalents at beginning of year	41,085,765
Cash and cash equivalents at end of year	$ 48,665,517

See accompanying notes.

GBS Retirement Services, Inc.

Notes to Financial Statements

December 31, 2019

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993, and is a wholly owned subsidiary of Gallagher Benefit Services, Inc. (GBS), which is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 31% of the Company's commission revenue was collectively received from four insurance carriers. GBS Retirement Services, Inc. operates as a single segment.

The Company has a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher are registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions, which is recorded as a reduction in commission revenues.

In the preparation of the Company's financial statements as of December 31, 2019, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 27, 2020, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto. No additional matters were noted.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2019, the Company had all of its cash and cash equivalents invested at two financial institutions.

GBS Retirement Services, Inc.

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Investments and Investment Income

Investments consisting of fixed-maturity U.S. government agency securities and U.S. government mortgage-backed securities are recorded at fair value on a recurring basis and are classified as trading. Changes in the fair value of investments are included in investment income in the statement of income. Fair value is based on the fair value hierarchy described in Note 3.

Revenue Recognition

The Company generates commission and fee revenue for service arrangements with clients. The performance obligations and transaction price (fees and rates) are governed by a written contract, and revenue is recognized over time as the delivery of services occurs and the services are invoiced.

Professional Fees and Other Expenses

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. Other expenses incurred by GBS and allocated to the Company include amortization of assets utilized in the generation of revenue earned by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

Fidelity Bond

The Company maintains a $15,000,000 fidelity bond.

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

Credit Losses

In June 2016, the FASB (Financial Accounting Standard Board) issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Under the new guidance, an entity is required to measure all credit losses on certain financial instruments, including trade receivables and various off-balance sheet credit exposures, using an expected credit loss model. This model incorporates past experience, current conditions and reasonable and supportable forecasts affecting collectability of these instruments. An entity will apply the new guidance through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The guidance is effective January 1, 2020, with early adoption permitted. We do not expect adoption of this standard will have a material impact on our consolidated financial statements as we adopt the new standard in first quarter 2020.

2. Income Taxes

Significant components of the income tax expense in 2019, include the following:

Federal:	
Current	$ 2,150,720
Deferred	66,544
	2,217,264
State and local:	
Current	408,312
Deferred	14,024
	422,336
	$ 2,639,600

At December 31, 2019, the Company had recorded gross deferred tax assets and liabilities of $721 and $46,211, respectively. The Company's net deferred income tax liability is attributable to differences in unearned fees and prepaid assets.

During 2019 there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than federal statutory rate of 21%, due principally to state income taxes. The Company paid $1,995,994 in income taxes to Gallagher relating to 2019.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2019. The Company accrues interest and penalties related to unrecognized tax

GBS Retirement Services, Inc.

Notes to Financial Statements (continued)

2. Income Taxes (continued)

benefits in its provision for income taxes. At December 31, 2019, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. At December 31, 2019, the Gallagher consolidated group corporate returns had been examined by the Internal Revenue Service (IRS) through calendar year 2010. The IRS is currently conducting various examinations of calendar years 2011 and 2012.

3. Fair Value

The FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable or the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a quoted market price is not available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

GBS Retirement Services, Inc.

Notes to Financial Statements (continued)

3. Fair Value (continued)

All of the Company's investments in U.S. government agency and U.S. government mortgage-backed securities, with a fair value of $19,776 are classified as Level 2. There were no transfers between Levels 1, 2, or 3 during the year.

4. Related-Party Transactions

Professional fees represent expenses incurred by GBS while providing consulting and client relationship services on behalf of the Company. The cost of these services is based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company. The amount of this allocation for 2019 was $23,009,950.

Certain operating expenses are allocated directly by GBS to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of income. Other allocation bases could produce different results.

Expenses allocated by GBS to the Company in 2019, were as follows:

Business insurance premiums	$	194,754
Accounting and management services		730,071
Management and employee leasing fee		3,670,985
Total included in other operating expenses	$	4,595,810
Employee group insurance and various payroll tax-related items	$	204,051

Employee group insurance and various payroll tax-related items include expenses related to retirement plans and are included in salaries and employee benefits.

During 2019, the Company paid dividends to GBS totaling $101,838.

5. Commitments

The Company intends to continue to make periodic distributions to GBS while maintaining net capital in excess of its required amount.

GBS Retirement Services, Inc.

Notes to Financial Statements (continued)

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital (as defined under Rule 15c3-1) of $20,125,081 and a net capital requirement of $1,901,613. The Company's ratio of aggregate indebtedness to net capital was 1.42 to 1.

Supplementary Information

GBS Retirement Services, Inc.

Schedule I – Computation of Net Capital and Aggregate
Indebtedness Under Rule 15c3-1

Net capital

Stockholder's equity	$	24,610,762
Less non-allowable assets		4,449,657
Less haircuts on securities		36,024
Net capital	$	20,125,081

Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$	1,901,613
Excess net capital	$	18,223,468

Aggregate indebtedness

Accounts payable and other liabilities	$	28,524,188
Ratio of aggregate indebtedness to net capital		1.42

Non-allowable assets:

Interest receivable	$	2,338
Fees receivable		3,377,860
Commissions receivable		890,626
Net fixed assets		9,634
Other assets		169,199
	$	4,449,657

Haircuts on trading and investment securities:

Exempted securities	$	35,163
Other securities		861
	$	36,024

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2019 submitted February 27, 2020. See accompanying reconciliation

Reconciliation with the Company's computation of net capital as of December 31, 2019

Net Capital as reported in the Company's Part IIA (unaudited) FOCUS report filed January 23, 2020	$	18,169,340

Adjustments		
Adjustment related to updated tax provision		(28,902)
Adjustment to non-allowable asset amount		1,984,643
Net capital as reported above and in the Company's Part IIA (unaudited) amended FOCUS report, filed on February 27, 2020	$	20,125,081

GBS Retirement Services, Inc.

Schedule II - Computation for Determination of
Reserve Requirements under Rule 17a-5(d)

December 31, 2019

The Company is exempt from the computation of reserve requirements under paragraph (k)(1)
of Rule 15c3-3 of the Securities Exchange Act of 1934.



Gallagher

Insurance | Risk Management | Consulting

Exemption Report for GBS Retirement Services, Inc.

GBS Retirement Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

GBS Retirement Services, Inc.

I, Diana F. Butts, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
President & CCO

I, Beth Marren O'Reilly, swear (or affirm) that, to my best knowledge and believe, this Exemption Report is true and correct.

By: _____
FINOP

Date of Report: February 24, 2020

GBS Retirement Services, Inc.

Schedule III - Information Relating to
Possession or Control of Securities under Rule 17a-5(d)

December 31, 2019

The Company is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.



Gallagher

Insurance | Risk Management | Consulting

Dennise M. Felix-Thompson, ACS
545 Metro Place South, Suite 150
Dublin, OH 43017



February 27, 2020

SEC Mail Processing

rcJ 28 2020

Washington, DC

Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

RE: GBS Retirement Services, Inc. Annual Financial Statement Filing

To Whom This May Concern:

Please find enclosed all the required documentation to complete the Annual Financial Statement Filing for GBS Retirement Services, Inc. Should you need any additional documentation, please contact Dennise Thompson at dennise_thompson@ajg.com or 614.356.2469. Thank you for your time and assistance.

Best regards,

Dennise M. Felix-Thompson

Senior Licensing Paralegal





Insurance | Risk Management | Consulting

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

GBS Retirement Services, Inc.

Year Ended December 31, 2019

With Report of Independent Registered Public Account Firm